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                                                           Filed by U.S. Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934


                                               Subject Company: NOVA Corporation
                                                    Commission File No.: 1-14342

                                                               Date: May 7, 2001



Certain information in this filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the benefits of U.S. Bancorp's acquisition of NOVA Corporation, including future financial and operating results, U.S. Bancorp's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current belief of the management of U.S. Bancorp and NOVA Corporation and are subject to significant risk and uncertainty. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: the failure of the shareholders of NOVA Corporation to approve the acquisition; the risk that the business will not be integrated successfully; the risk that the cost savings from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the acquisition making it more difficult to maintain relationships with customers and employees; and the impact of current developments and future advances in technology on the transaction processing industry. Additional factors that could cause U.S. Bancorp's and NOVA Corporation's results to differ materially from those described in the forward-looking statements can be found in the 2000 Annual Reports on Forms 10-K of U.S. Bancorp and NOVA Corporation, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

The proposed acquisition will be submitted to the shareholders of NOVA Corporation for their consideration, and U.S. Bancorp and NOVA Corporation will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. Investors and shareholders of NOVA Corporation are urged to read the registration statement and proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the Securities and Exchange Commission, as well as amendments and supplements to those documents, because they will contain important information. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about U.S. Bancorp and NOVA Corporation, without charge at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and other filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to NOVA Corporation Corporation, One Concourse Parkway, Suite 300, Atlanta, Georgia 30328,



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Attention: Investor Relations, (770) 396-1456, or to U.S. Bancorp, U.S. Bank
Place, 601 Second Avenue South, Minneapolis, Minnesota 55402, Attention:
Corporate Secretary (612) 973-1111.

NOVA Corporation and U.S. Bancorp, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of NOVA Corporation in connection with the acquisition. Information about the directors and executive officers of NOVA Corporation and U.S. Bancorp can be found in each company's respective Proxy Statement and Annual Reports on Form 10-K filed with the Securities and Exchange Commission. Additional information regarding the interests of those participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.







                                       2
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THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY U.S. BANCORP AND NOVA
CORPORATION ON MAY 7, 2001.




U.S. Bancorp Investor Relations                                      Page 1 of 3




U.S. Bancorp (ticker: USB, exchange: New York Stock Exchange)
News Release - 7-May-2001
================================================================================
U.S. BANCORP TO ACQUIRE NOVA CORPORATION



MINNEAPOLIS, May 7/PR Newswire/ -- U.S. Bancorp (NYSE: USB) and NOVA Corporation (NYSE: NIS) today announced that they have signed a definitive agreement for U.S. Bancorp to acquire NOVA in a stock and cash transaction valued at approximately $2.1 billion. Combined, the companies will have more than $100 billion in payment processing volume in 2001, solidifying the combined company's position as the third largest merchant payment processor in the United States.

"NOVA builds on our reputation as an industry leader in the fast growing and dynamic payment services business. NOVA is a national leader in the payment processing business with experienced management and technology that complement U.S. Bancorp's processing businesses," said Jerry A. Grundhofer, president and chief executive officer of U.S. Bancorp. "This combination creates the economies of scale that are critical to being a long-term survivor in this desirable segment of the payment services industry, as well as further diversifying the breadth of our current client base." NOVA has a client base of 560,000 small-to-medium sized businesses and U.S. Bancorp's base of 90,000 customers includes larger merchants and airlines.

Merchants will benefit from the industry-leading product offerings of both companies, including electronic check processing, a variety of web-enabled tools, and a full array of point-of-sale applications in addition to credit card and debit card processing. Both NOVA and U.S. Bank are experienced in supporting the processing needs of other financial institutions. U.S. Bancorp provides services to 2,900 financial institutions and agent banks. NOVA provides payment servicing to over 1,800 banks, 30 trade associations and 150 Member Services Providers.

NOVA will retain the NOVA Information Systems name and will become a wholly owned subsidiary of U.S. Bancorp, led by Edward Grzedzinski who currently serves as chairman, president and chief executive officer of NOVA. Grzedzinski will join U.S. Bancorp as a vice chairman and will report to Jerry Grundhofer.

U.S. Bancorp Investor Relations                                      Page 2 of 3



Grzedzinski said, "As a co-founder of NOVA, taking this next step in our evolution meant finding a merger partner that shares our commitment to customer service and values what we have built in the past ten years. U.S. Bancorp has been in the merchant processing business for over thirty years, and I have long admired its expertise in meeting the specialized needs of larger merchants. U.S. Bancorp has proven its dedication to this business and has the ability and vision to capitalize upon and grow this leadership position."

Grundhofer said, "I'm excited to have an executive of Ed's caliber join U.S. Bancorp. His experience and energy as the leader of our merchant services business supports our continued commitment to and focus on our high-growth payment services business."

Under terms of the agreement, NOVA shareholders have the option of receiving
1.407 shares of U.S. Bancorp common stock or $31.00 in cash in exchange for each outstanding share of NOVA common stock, subject to the requirement that, in total, 60 percent of the outstanding shares of NOVA stock are exchanged for U.S. Bancorp stock and the remainder for cash. The transaction is immediately accretive to cash earnings and has an internal rate of return in excess of 17 percent. Pre-tax merger-related costs are expected to be $100 million with cost takeouts of $27 million, fully phased in by 2003. No revenue enhancements have been assumed in our projections, although numerous sources of revenue synergies have been identified. The acquisition requires approval by NOVA shareholders and is expected to close in the third quarter of 2001.

Minneapolis-based U.S. Bancorp, with $160 billion in assets, is the 8th largest financial services holding company in the United States. The company operates 2,242 banking offices and 5,208 ATMs, and provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses and institutions. U.S. Bancorp is the parent company of Firstar Banks and U.S. Bank. Visit U.S. Bancorp on the web at www.usbank.com and Firstar at www.firstar.com.

NOVA Corporation, headquartered in Atlanta, GA., manages and transports payment and other business information on behalf of retailers, community banks and regional financial institutions. NOVA specializes in providing integrated credit and debit card payment processing services, related software application products and value-added services to more than 560,000 merchant locations in the U.S. and Europe. NOVA merchant customers typically include small-to-medium-sized merchants requiring a full spectrum of processing services. For more information on the company, visit www.novacorp.net.










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U.S. Bancorp Investor Relations                                      Page 3 of 3

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the benefits of U.S. Bancorp's acquisition of NOVA, including future financial operation results, U.S. Bancorp's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current belief of the management of U.S. Bancorp and NOVA and are subject to significant risk and uncertainty. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: the failure of the shareholders of NOVA to approve the acquisition; the risk that the business will not be integrated successfully; the risk that the cost savings from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the acquisition making it more difficult to maintain relationships with customers and employees; and the impact of current developments and future advances in technology on the transaction processing industry. Additional factors that could cause U.S. Bancorp's and NOVA's results to differ materially from those described in the forward-looking statements can be found in the 2000 Annual Reports on Forms 10-K of U.S. Bancorp and NOVA, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

The proposed acquisition will be submitted to the shareholders of NOVA for their consideration, and U.S. Bancorp and NOVA will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. Investors and shareholders of NOVA are urged to read the registration statement and proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the Securities and Exchange Commission, as well as amendments and supplements to those documents, because they will contain important information. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about U.S. Bancorp and NOVA, without charge at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and other filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to NOVA Corporation, One Concourse Parkway, Suite 300, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 396-1456, or to U.S. Bancorp, U.S. Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402, Attention: Corporate Secretary (612) 973-1111.

NOVA and U.S. Bancorp, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of NOVA in connection with the acquisition. Information about the directors and executive officers of NOVA and U.S. Bancorp can be found in each company's respective Proxy Statement and Annual Reports on Form 10-K filed with the Securities and Exchange Commission. Additional information regarding the interests of those participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CONTACT: Investors - H.D. McCullough, 612-973-2261, or Judith T. Murphy, 612-973-2264, or Public Relations - Wendy L. Raway, 612-973-2429, all of U.S. Bancorp; or Edward Grzedzinski, Chairman, President & CEO, 800-226-9332, or Jeffrey Schroeder, Senior Vice President, Marketing & Public Relations, 800-226-9332, both of NOVA Corporation.

THE FOLLOWING ARE MATERIALS DELIVERED ON MAY 7, 2001 TO EMPLOYEES OF NOVA CORPORATION REGARDING THE ACQUSITION.



To all Phoenix Employees:

Today, Phoenix Corporation and U.S. Bancorp announced that Phoenix will combine with U.S. Bank. The new company will have more than $100 billion in payment processing volume in 2001, solidifying our joint position as the third largest payment processor in the United States.

Together, we will make a great team. Our two authorization and processing capabilities create an outstanding end-to-end technology solution. Our mutual commitment to sales and service positions us for even greater growth.

The new Phoenix will become a separate subsidiary of U.S. Bancorp and retain the Phoenix name. The organization will be led by Edward Grzedzinski, who will become a vice chairman and report directly to Jerry Grundhofer, president and chief executive officer of U.S. Bancorp. We are excited about the opportunity to work together and are committed to this high growth payment services business for the long-term.

As you may already know, U.S. Bancorp and Firstar Corporation recently merged to create the 8th largest financial services holding company in the nation. The new U.S. Bancorp serves more than 10 million customers across 24 states.

A subsidiary of U.S. Bancorp, U.S. Bank is the largest provider of Visa(R) corporate and purchasing cards in the commercial marketplace and is the leading provider of purchasing cards to the federal government. Its merchant processing group serves more than 90,000 businesses and ranks among the top 10 processors of Visa and Mastercard(R) transactions. Last year alone, U.S. Bank increased merchant processing volume 16 percent to more than $36 billion and extended its merchant payment acceptance offerings to include electronic check and gift card processing.

Phoenix and U.S. Bank are a terrific match. Phoenix's multiple distribution channels and relationships with small and medium-sized merchants are very complementary with U.S. Bank's current customer base. All our customers will benefit from the additional products and services generated by this combination.

The transaction is expected to close by the end of third quarter 2001. We're sure you have many questions, and you'll receive additional materials to help you get to know U.S. Bank. Upcoming employee meetings will give you a more complete understanding of our new company.

By joining forces, we will create a compelling competitive advantage and deliver real benefits to our customers and shareholders. We will continue to keep you informed as our two organizations come together.

Sincerely,

Jerry A. Grundhofer                                Edward Grzedzinski
President and Chief Executive Officer              Chairman, President and Chief
U.S. Bancorp                                       Executive Officer
                                                   Phoenix Corp.